Exhibit (a)(1)(C)
NABORS INDUSTRIES LTD.
OFFER TO AMEND THE EXERCISE PRICE OF CERTAIN OPTIONS
ELECTION AGREEMENT TERMS AND CONDITIONS
Tender and Receipt of Election Agreement
     In order to participate in the offer, a properly completed and submitted Election Agreement must be received by the Company via e-mail on or before 12:00 midnight, Eastern Time, on December 28, 2007 (referred to as the “expiration date”). If the offer period is extended, the new time of the offer’s expiration will be the “expiration date”. If we extend the offer, you may elect to participate in the offer at any time until the extended expiration date. This is an all or nothing offer, which means that if you participate, you must participate with respect to all of your Eligible Options (as defined in the Offer to Amend the Exercise Price of Certain Options (the “Offer to Amend”. If you have exercised a portion of an Eligible Option grant, your election will apply to the portion that remains outstanding and unexercised at the time the offer expires.
     Subject to the terms and conditions of the offer, immediately following the expiration of the offer we will accept all Eligible Options for amendment with respect to which a proper election to participate in the offer has been made by an eligible employee as of the expiration date.
     Nabors will not accept any alternative, conditional or contingent elections. Although it is Nabors’ intent to send you an e-mail confirmation of receipt of this Election Agreement, by submitting this Election Agreement, you waive any right to receive any notice of the receipt of the election with respect to your Eligible Options, except as provided for in the Offer to Amend. Any confirmation of receipt sent to you will merely be a notification that Nabors has received your Election Agreement and does not mean that your Eligible Options have been accepted or amended. Subject to the terms and conditions of the Offer to Amend, your Eligible Options that are accepted will be amended on the same day as the expiration of the offer (but immediately following the expiration of the offer), which is expected to be December 28, 2007.
     Although we strongly prefer that you make your election with respect to participation in the offer using the voting buttons, if you choose not to use this method, you may submit your Election Agreement by mail, e-mail or fax. To send your Election Agreement by mail, e-mail or fax, print the attachment containing your addendum/options history (the “Addendum”), these Election Agreement Terms and Conditions (the “Election Agreement”), and the Amendment to Stock Option Agreement(s) and Agreement to Make Cash Payment. Check the “Accept Offer” box on the last page of the Election Agreement and sign and date the page as indicated. Mail, e-mail or fax the entire Election Agreement to: Lisa Wysocki, Stock Plan Administrator, Nabors Corporate Services, Inc., 515 W. Greens Road, Suite 1200, Houston, Texas 77067, Lisa.Wysocki@nabors.com or fax number: 281-775-4349. Please allow ample time for any mailed documents to arrive. Your mailed, e-mailed or faxed Election Agreement must be received by Nabors on or before 12:00 midnight, Eastern Time on December 28, 2007. The delivery of all required documents, including the Election Agreement, is at your risk. Delivery will be deemed made only when actually received by Nabors via voting buttons or by mail, e-mail or fax; postmark by the expiration date is not sufficient. Responses submitted by any other means, including hand delivery, are not permitted.
     As noted above, this is an all or nothing offer, so your participation must be with respect to all or none of the Eligible Options legally owned by you. Because you are the legal owner of the Eligible Options, the Company will respect an election properly made by you and accepted by the Company and will not be responsible to you or the beneficial owner of the Eligible Options for any errors made by you with respect to such an election.
Withdrawing your Participation
     To validly withdraw all of your Eligible Options from participation in this offer, you must submit your withdrawal before the expiration date by accessing this e-mail and clicking the “Reject” button.
     Although we strongly prefer that you submit your withdrawal in this manner, you may submit your withdrawal by mail, e-mail or fax. To send your withdrawal by mail, e-mail or fax, print both the attachment containing the Addendum and these Election Agreement Terms and Conditions. Check the “Reject Offer” box on the last page of these Election Agreement Terms and Conditions and sign and date the page as indicated. Mail, e-mail or fax the entire Election Agreement to: Lisa Wysocki, Stock Plan Administrator, Nabors Corporate Services, Inc., 515 W. Greens Road, Suite 1200, Houston, Texas 77067, Lisa.Wysocki@nabors.com, fax number: 281-775-4349. Mailed, e-mailed or faxed withdrawals must be received by Nabors by the expiration date. Please allow ample time for any mailed documents to arrive; a postmark by the expiration date is not sufficient.
     You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal we receive before the expiration date. Nabors must receive the properly completed and submitted election or withdrawal via voting button method or by mail, e-mail or fax before the expiration date. The expiration date will be 12:00 midnight, Eastern Time, on December 28, 2007, unless we extend the offer. If we extend the offer, you may withdraw your Eligible Options at any time until the extended expiration date. In addition, although we intend to accept all Eligible Options with respect to which valid elections have been made immediately following the expiration of the offer, if we have not accepted your options by 12:00 midnight, Eastern Time, on January 28, 2008, you may withdraw your Eligible Options at any time thereafter.
Assistance
     You should direct general questions about the terms of this offer or requests for general tax information about this offer via e-mail to Lisa Wysocki. You should direct questions about this Election Agreement or any requests for additional printed copies of the Offer to Amend via e-mail to Lisa Wysocki. Copies will be furnished promptly at Nabors’ expense.

Nabors’ Control of Program
     We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Eligible Options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any Election Agreement or any Eligible Options with respect to which elections have been made that we determine are not proper or that we determine are unlawful to accept. Subject to the terms and conditions of the Offer to Amend, we will accept all Eligible Options with respect to which proper elections are made that are not validly withdrawn immediately following the expiration of the offer. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any election of any particular Eligible Options or for any particular eligible employee, provided that if we grant any such waiver, it will be granted with respect to all eligible employees and Eligible Options with respect to which elections have been made. No elections will be deemed to have been properly made until all defects or irregularities have been cured by the eligible employee or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any notice. This is a one-time offer. We will strictly enforce the election period, subject only to any extension that we may grant in our discretion.
     Important: The properly completed Election Agreement must be received by Nabors via voting button method or by mail, e-mail or fax, on or before 12:00 midnight, Eastern Time, on December 28, 2007. Postmark by this date is not sufficient; actual receipt by Nabors is required.
Additional Materials
     This Election Agreement is subject to the terms and conditions of the offer as set forth in the Offer to Amend, the e-mail from Lisa Wysocki, dated November 29, 2007, the Addendum and the Amendment to Stock Option Agreement(s) and Agreement to Make Cash Payment attached to such e-mail, which are incorporated herein by reference. These documents and this Election Agreement are collectively referred to herein as the “Offer Documents.”
Important Tax Information
     You should refer to Section 14 of the Offer to Amend which contains important U.S. federal tax information. We also recommend that you consult with a financial, legal and/or tax planner regarding the personal tax consequences of this offer to you before deciding whether or not to participate in this offer. You should direct general questions about the terms of this offer or requests for general tax information about this offer via e-mail to Lisa Wysocki at Lisa.Wysocki@nabors.com
Persons Submitting this Election Agreement
     If you are printing this Election Agreement and submitting it by mail, e-mail or fax, and your Election Agreement is signed by a trustee, executor, administrator, guardian, attorney in fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when submitting the Election Agreement and proper evidence satisfactory to Nabors of the authority of that person to act in that capacity must be submitted to us no later than the expiration date, which is expected to be 12:00 midnight, Eastern Time, on

December 28, 2007, by e-mail, mail or fax to: Lisa Wysocki, Stock Plan Administrator, Nabors Corporate Services, Inc., 515 W. Greens Road, Suite 1200, Houston, Texas 77067, Lisa.Wysocki@nabors.com, fax number: 281-775-4349. Please allow ample time for any mailed documents to arrive; postmark by the expiration date is not sufficient.
Agreed Terms and Conditions:
1.	I agree and confirm that my election choice and acceptance of the terms herein is that which is indicated by my choice to select or check the “Approve” button or “Reject” button on Lisa Wysocki’s e-mail of November 29, 2007 or, if I am submitting a copy of the Election Agreement, to select or check “Accept Offer” box or “Reject Offer” box on the Election Agreement.

2.	By participating in the offer, I agree to all of the terms of the offer set forth in the Offer Documents and I acknowledge and accept the risks set forth in the Offer Documents.

3.	I agree that: (i) participation in the offer is voluntary; and (ii) if, prior to the expiration date, I exercise any Eligible Options that I have tendered, those Eligible Options will be withdrawn from my tender and the remainder of my Eligible Options will continue to be treated as tendered as long as I remained employed by Nabors through the expiration date.

4.	I agree that decisions with respect to future grants under any Nabors employee stock plan, if any, will be at the sole discretion of Nabors.

5.	I agree that: (i) the offer is discretionary in nature and may be suspended or terminated by Nabors, in accordance with the terms set forth in the Offer to Amend, at any time prior to the amendment of the Eligible Options; (ii) Nabors may, at its discretion, refuse to accept my election to participate; and (iii) the offer is a one-time offer which does not create any contractual or other right to receive future offers, options or benefits in lieu of offers.

6.	I agree that: (i) the value of any payments and participation in the offer made pursuant to the offer is an extraordinary item of income which is outside the scope of my employment contract, if any; (ii) the offer value of any payments made pursuant to the offer is not part of normal or expected compensation for any purpose, including but not limited to purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

7.	I agree that the e-mail containing the Addendum and the Amendment to Stock Option Agreement(s) and Agreement to Make Cash Payment will evidence the amendment of my Eligible Options and my right to receive a cash payment for the Eligible Options that I elect to have amended.

8.	Neither my participation in the offer nor this Election Agreement shall be construed so as to grant me any right to remain in the employ of Nabors or any of its subsidiaries and shall not interfere with the ability of my current employer to terminate my employment relationship at any time with or without cause (subject to the terms of my employment contract, if any). If my employment with Nabors and all of its subsidiaries terminates before the expiration date of the offer, I acknowledge that any options that I have tendered will be automatically withdrawn.

9.	For the exclusive purpose of implementing, administering and managing my participation in the offer, I hereby explicitly and unambiguously consent to the receipt of the Offer Documents via e-mail and to the collection, receipt, use, retention and transfer, in electronic or other form, of my personal data as described in this document by and among, as applicable, my employer and Nabors and its subsidiaries. I understand that Nabors and my employer hold certain personal information about me, including, but not limited to, my name, home address and telephone number, date of birth, social security number or other identification number, salary, nationality, job title, any shares of stock or directorships held in Nabors, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in my favor, for the purpose of implementing, administering and managing the offer (“Data”). I understand that Data may be transferred to any third parties assisting in the implementation, administration and management of the offer. I understand that I may request a list with the names and addresses of any potential recipients of the Data by contacting my local HR department representative. I authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing my participation in the offer. I understand that Data will be held only as long as is necessary to implement, administer and manage my participation in the offer. I understand that I may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing my local HR department representative. I understand, however, that refusing or withdrawing my consent may affect my ability to participate in the offer. For more information on the consequences of my refusal to consent or withdrawal of consent, I understand that I may contact Lisa Wysocki, Stock Plan Administrator via e-mail.

10.	Regardless of any action that Nabors or a subsidiary of Nabors takes with respect to any or all income tax, social insurance, payroll tax or other tax-related withholding related to the offer (“Applicable Withholdings”), I acknowledge that the ultimate liability for all Applicable Withholdings is and remains my sole responsibility. In that regard, I authorize Nabors and/or its subsidiaries to withhold all Applicable Withholdings legally payable by me from my wages or other cash payment paid to me by Nabors and/or its subsidiaries. Finally, I agree to pay to Nabors or its subsidiary any amount of Applicable Withholdings that Nabors or its subsidiary may be required to withhold as a result of my participation in the offer if Nabors does not satisfy the Applicable Withholding through other means.

11.	I agree and acknowledge that if I submit my election by clicking the “Reject” button on Lisa Wysocki's e-mail of November 29, 2007 or, if I am submitting a copy of the Election Agreement, by checking the “Reject Offer” box, then I have rejected the offer with respect to all Eligible Options and my Eligible Options may be subject to the adverse personal tax consequences described in the Offer to Amend.

12.	The Offer Documents are incorporated herein by reference. I agree that, if any Eligible Options are amended pursuant to the Offer to Amend, the Offer Documents including this Election Agreement and the original option agreements covering my Eligible Options (as amended pursuant to the Offer Documents) constitute the entire agreement between Nabors and me with respect to the subject matter hereof and supersede in their entirety all prior agreements with respect to the subject matter hereof. This agreement is governed by the internal substantive laws, but not the choice of law rules, of Delaware.

13.	I agree that participation in the offer is governed by the terms and conditions set forth in the Offer Documents and this Election Agreement. I have received the Offer Documents and I have had an opportunity to obtain the advice of counsel prior to electing to participate in the offer. I agree to accept as binding, conclusive and final all decisions or interpretations of Nabors upon any questions relating to the offer and this Election Agreement.

14.	You may accept or reject the offer by using the voting buttons included on Lisa Wysocki’s e-mail of November 29, 2007. However, if you are submitting your Election Agreement by mail, e-mail or fax, please check the appropriate box below to indicate your acceptance or rejection of the offer, sign, date and mail, e-mail or fax the entire Election Agreement (including both the intranet page containing your Addendum and these Election Agreement Terms and Conditions) and the Amendment to Stock Option Agreement(s) and Agreement to Make Cash Payment to Nabors at:
Lisa Wysocki
Stock Plan Administrator
Nabors Corporate Services, Inc. 515 W. Greens Rd., Suite 1200
Houston, TX 77067
Fax: 281-775-4349
E-mail: Lisa.Wysocki@nabors.com
     ☐ ACCEPT OFFER: Yes, I wish to participate in the offer.
     ☐ REJECT OFFER: I wish to reject the offer. If I have previously accepted the offer, this will act as a withdrawal of that acceptance and I will not participate in the offer.
     Your response, whether by the voting buttons method or by submitting this Election Agreement via mail, e-mail or fax, must be received by Nabors by the expiration date and delivery is at your risk. If you mail your response, note that a postmark by the expiration date is not sufficient.

Employee Signature	Date

Employee Name (Please print)